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For immediate release

Bell announces two executive team appointments
Bell Mobility President Wade Oosterman will also lead Bell Residential Services
John Watson promoted to Executive Vice President, Customer Operations

MONTRÉAL, October 6, 2010 – Following the announcement today by CTVglobemedia that Kevin Crull, President of Bell Residential Services, will join the organization as its Chief Operating Officer, Bell today announced two executive team appointments. These appointments of current Bell senior leaders will enhance the company’s ability to execute its strategic imperatives to improve customer service, leverage wireline momentum and accelerate wireless.

President of Bell Mobility Wade Oosterman will also assume leadership of Bell Residential Services, the national business unit providing Bell TV, Bell Internet and Bell Home Phone services to millions of Canadians. At the same time, John Watson will be promoted to the role of Executive Vice President, Customer Operations, responsible for all residential and wireless customer service across Bell. Both appointments are effective January 1, 2011.

“Wade Oosterman and John Watson are renowned innovators and team-builders in Canadian communications with a clear commitment to Bell’s customer-focused strategy,” said George Cope, President and CEO of Bell and BCE. “Their new cross-functional roles will enhance the execution of our service improvement and wireline and wireless growth imperatives, ensuring we keep Bell’s strong momentum rolling forward.”

As Bell Mobility President since 2006, Mr. Oosterman’s accomplishments include the launch of Bell’s world-leading HSPA+ wireless network and leveraging of its high-speed broadband capabilities with leading-edge data services such as Bell’s unique Mobile TV service and the industry’s best smartphones. In his role as Bell’s Chief Brand Officer, Mr. Oosterman has also led the revitalization of the Bell brand and the company’s high-profile marketing success at the Vancouver 2010 Winter Games.

Mr. Watson is a senior executive with more than 15 years of experience in Canadian communications, previously serving as president of the consumer division of one of Canada’s largest telecom companies. Mr. Watson joined Bell Mobility earlier this year as Senior VP, Operations, quickly applying his strategic expertise in service, retention and distribution channel operations by introducing new programs and tools enabling Bell team members and channel partners to deliver an enhanced wireless customer experience at every level.

Both appointments are effective January 1, 2011, allowing for an orderly transition before Mr. Crull moves to his COO position at CTVglobemedia on January 1.

“Kevin Crull is the ideal choice to join CTVglobemedia’s leadership team as its Chief Operating Officer. Under his leadership, Bell has successfully delivered world-class media across a variety of digital platforms, including Canada’s #1 Internet and online portal services, the nation’s leading digital HD provider Bell TV and, most recently, Bell Fibe TV, the exciting next generation TV service delivered over our broadband fibre network,” said Mr. Cope. “In the last 5 years, Kevin has grown Bell TV from just 20 HD channels to an industry leading 100-plus today, while doubling revenue, increasing subscribers by a third and delivering significant profitability improvement.”

On September 10, 2010, Bell announced it would acquire CTV, Canada’s #1 media company, to enhance its ability to deliver video and other media services across Bell’s leading broadband fibre and high-speed wireless networks. Bell is investing heavily in broadband networks and services across Canada, with capital expenditures approaching $3 billion in 2010 alone.

Bell’s fibre wireline networks support the company’s position as the first choice for Canadian business and public sector customers, and enable new leading-edge consumer services like Bell Fibe TV and Bell Fibe Internet. Bell’s world-leading HSPA+ high-speed wireless network already covers 93% of the Canadian population in small towns, rural communities and urban centres right across Canada, offering exclusive data services such as Bell Mobile TV and the world’s most in-demand smartphones, turbo sticks and other mobile devices.

The Bell team is focused on achieving a clear goal – To be recognized by customers as Canada’s leading communications company – through the execution of 5 Strategic Imperatives: Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility wireless, high-speed Bell Internet, Bell TV satellite television and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit bce.ca/mentalhealth. Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For more information, please contact:

Media inquiries	Investor inquiries
Julie Smithers Bell Media Relations (416) 528-9409 julie.smithers@bell.ca	Thane Fotopoulos Bell Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca